EXHIBIT  3.1

Amendment to Bylaws

The Company’s Amended and Restated Bylaws shall be amended to add the following as a new Section 8.14 of the Amended and Restated Bylaws:

8.14Federal Forum Selection

Unless the corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.  Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 8.14.